SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 2)

TECHNOLOGY FLAVORS & FRAGRANCES, INC.

(Name of Subject Company (Issuer))

FFG MERGER CORPORATION, INC.

and

FFG INDUSTRIES, INC.

(Name of Filing Persons (Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

87869A

(CUSIP Numbers of Class of Securities)

Richard Green, Jr.

Senior Vice President and Chief Financial Officer

FFG Merger Corporation, Inc.

10 Mountainview Road, 201 North Atrium

Upper Saddle River, New Jersey 07458

(201) 236-8150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with copies to:

D. Roger Glenn, Esq.

Edwards & Angell, LLP

750 Lexington Avenue

New York, New York 10022

(212) 308-4411

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$19,892,348	$2,341.33

*

Calculated solely for purposes of determining the filing fee. The purchase price of the Common Stock, as described herein, is $1.55 per share. As of March 15, 2005, there were approximately 12,833,773 shares outstanding.

** The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $117.70 for each $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,341.33. Filing Party: FFG Merger Corporation, Inc.
Form or Registration No.: Schedule TO Date Filed: May 16, 2005

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☐ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

INTRODUCTION

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 16, 2005, and amended on May 26, 2005, by FFG Merger Corporation, a Delaware corporation (the “Purchaser”), which is a wholly-owned subsidiary of FFG Industries, Inc., a Delaware corporation (“FFG”), relating to the offer to purchase all outstanding shares of Common Stock, par value $0.01 per share (the “Common Shares”), of Technology Flavors & Fragrances, Inc., a Delaware corporation (the “Company”) at $1.55 per Common Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal which have been previously filed.

This Amendment No. 2 is to report the results of the tender offer. On July 22, 2005, the tender offer expired with 12,298,956 shares of the Company’s Common Stock tendered and not withdrawn (representing over 95% of the Company’s outstanding Common Stock). On July 27, 2005, the Purchaser acquired the tendered shares and merged with the Company, making the Company a wholly-owned subsidiary of FFG.

ITEMS 1 THROUGH 11.

The information in the Offer to Purchase and the Letter of Transmittal, which have been filed previously, is incorporated herein by reference in answer to Items 1 through Item 11 in this Statement.

ITEM 12. EXHIBITS.

(a)(1)(A) Offer to Purchase dated May 16, 2005, as amended.*

(a)(1)(B) Letter of Transmittal.*

(a)(1)(C) Notice of Guaranteed Delivery.*

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G) Text of Press Release issued by the Company, dated April 1, 2005.*

(a)(1)(H) Text of Press Release issued by the Company, dated April 7, 2005.*

(a)(1)(I) Text of Press Release issued by FFG Industries, Inc., dated May 16, 2005.*

(d)(A) Agreement and Plan of Merger, dated as of April 1, 2005, among FFG, FFG Merger Corporation and the Company, as amended to date.*

(d)(B) Stockholder Support Agreement among FFG, FFG Merger Corporation, Philip Rosner, A. Gary Frumberg, Joseph A. Gemmo, Ronald J. Dintemann, Harvey Farber, Sean Deson, Werner F. Hiller, Irwin D. Simon, Joseph Piazza, Virginia Bonofiglio and Leonardo Salas, dated as of April 1, 2005.*

__________________

* Previously filed

SIGNATURE

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

FFG INDUSTRIES, INC.

By:	/s/ CARLO W. COLESANTI
Name:	Carlo W. Colesanti
Title:	Chairman, President & CEO

FFG MERGER CORPORATION, INC.

By:	/s/ CARLO W. COLESANTI
Name:	Carlo W. Colesanti
Title:	Chairman, President & CEO

Date: July 27, 2005